UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
      UNDER SECTION 12(B) OR 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                            A.G. VOLNEY CENTER, INC.

                 (Name of small business issuer in its charter)



               Delaware                               13-4260316
              ----------                             ------------
     (State or other jurisdiction of               (I.R.S. Employer
      incorporation or organization)              Identification No.)


                             124 Lincoln Ave. South
                               Liverpool, NY 13088
                                 (315) 703-9012
           (Address and telephone number principal executive offices)
                                  Same as above
                   (Address of principal place of business or
                      intended principal place of business)
                             David F. Stever, Pres.
                                  Same as above
            (Name, address and telephone number of agent for service)

                                 With copies to:
                              Carl E. Worboys, Esq.
                                  P.O. Box 3143
                               Liverpool, NY 13089
                                 (315) 703-1852


Title of each class                     Name of each exchange on which
To be so registered                     each class is to be registered

       NONE                                          N/A
       ----                                          ---


           Securities to be registered underSection 12 (g) of the Act:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                                (Title of Class)

TABLE OF CONTENTS

PART  I                                                                     PAGE
-------                                                                     ----

Item 1.     Description of Business                                            3

Item 2.     Management's Discussion and Analysis or                            5
            Plan of Operation

Item 3.     Description of Property                                            9

Item 4.     Security Ownership of Certain Beneficial                          10
            Owners and Management

Item 5.     Directors, Executive Officers, Promoters and Control              10
            Person

Item 6.     Executive Compensation                                            11

Item 7.     Certain Relationships and Related Transactions                    11

Item 8.     Description of Securities                                         12


PART  II
--------

Item 1.     Market Price of and Dividends on the Registrant's                 13
            Common Equity and Other Shareholder Matters

Item 2.     Legal Proceedings                                                 13

Item 3.     Changes in and Disagreements with Accountants                     13

Item 4.     Recent Sales of Unregistered Securities                           13

Item 5.     Indemnification of Directors and Officers                         13


PART  F/S
---------
            Financial Statements                                             F-1

PART  III
---------
Item 1.     Index to Exhibits                                                 14

            Signatures

FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However there may be events in the future that we are unable to accurately predict or control. Those events as well as any cautionary language in this registration statement provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this Form 10-SB could have a material adverse effect on our business, operating results and financial condition. control, including, among others, seasonal aspects


GENERAL

The Company

A.G. Volney Center, Inc, a Delaware corporation (the "Company" or A.G. Volney), seeks to become a reporting company and is filing this Form 10-SB on a voluntary basis. The company intends to voluntarily file periodic reports even if its obligation to file such reports is suspended under the Exchange Act of 1934, as amended (the "Exchange Act").

We were formed for the purpose of acquiring products from manufacturers (factory overruns) and retailers (overstocks) and marketing the lower priced merchandise to the retail public and wholesalers. It is anticipated that we can sell the products at a substantial discount below wholesale prices for similar products.

Our principal executive offices are located at 124 Lincoln Ave. South Liverpool, NY 13088. Our telephone number is ( 315) 703-9012.

ITEM 1. DESCRIPTION OF BUSINESS.

A. G. Volney was incorporated under the laws of the state of Delaware on March 6, 1997 with the expectation it would enter into the vending business. The intent was to operate machines that would dispense lottery tickets. On April 7, 1997, the Company resolved in a board meeting to change the name of the company to A.G. Volney Center, Inc and restate the par value of it's shares. On the same date, in a shareholders meeting the name change and par value were approved, but the amendment was never filed. On March 1, 1999, the Company`s Certificate of Incorporation was suspended in Delaware for non-payment of franchise taxes. The Company was dormant, until July 18, 2003. On that date, Lottlink Technologies, Inc. filed a renewal of the Articles of Incorporation in Delaware. On July 29, 2003, the Company filed it's amendment of it's Articles of Incorporation to change it's name from Lottlink Technologies, Inc. to A. G. Volney Center, Inc. and to restate the par value of it's shares as approved in a shareholders meeting earlier on April 7, 1997. A. G. Volney was reinstated in the State of Delaware to develop relationships with companies which purchase factory overruns from manufacturers and distressed merchandise from retailers at discounts. As a result, it is hoped that these companies can offer us new high quality products in quantity whereby the costs to us is substantially discounted (generally around 30% of the standard wholesale cost for the same product). It is anticipated that we will primarily sell to retailers, however, we also intend to engage in retail sales on a limited basis.

Our primary business objective is to satisfy and fulfill the demand of retailers for high quality merchandise at below wholesale costs. We will purchase new, high quality items in quantity whereby we can sell these items immediately to retailers for an amount which includes a substantial profit to us. We will maximize net profits by minimizing fixed overhead such as salary and employee benefits.

Distribution methods: We anticipate selling nationwide, but our initial focus will be in New York, Pennsylvania, Connecticut and Vermont area.

The market in which we do business is highly competitive and constantly evolving. We face competition from the larger and more established companies, from companies that develop new technology, as well as the many smaller companies throughout the country. For example, the last several years have shown an increase in the use of larger online sources such as Overstock.com and Ebay.com. These increases cut into our potential customer base. Companies who have a larger sales force, more money, larger manufacturing capabilities and greater ability to expand their markets also cut into our potential customers. Many of our competitors have longer operating histories, significantly greater financial strength, nationwide advertising coverage and other resources that we do not have. Our competitors might introduce less expensive or more improved merchandise. These, as well as other factors, can impact negatively on income for the Company. The competition from larger overstock companies is a very serious threat that can result in substantially less revenue.

We do not rely on a major customer for our revenue. We do not believe that the company would suffer dramatically if any one customer or small chain decided to purchase merchandise elsewhere.

Any person or entity may read and copy our reports with the Securities and Exchange Commission at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the SEC toll free at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov where reports, proxies and informational statements on public companies may be viewed by the public.


                                   MILESTONES

We have set the following milestones to effect our business plan.

* Continue to research and solidify relationships with manufacturers and retailers with available overstock Now and ongoing.

*        Begin purchasing inventory upon receipt of first proceeds

*        Rent storage facility when needed

*        Begin sales of inventory upon purchase of first inventory

*        Test some limited retail sales 12 months

* Increase volume of inventory purchase and resale utilizing retained earnings 12 - 24 months

*        Competitive   business   conditions,   methods  of   competition,   our
         competitive position

* We will be in direct competition with other entities that market on a discount basis and have greater name recognition and assets than we have.

*        Dependence on a few major suppliers

* At the present time we are attempting to establish working arrangements with suppliers in New York, but as of this date there are no signed contracts.

It is anticipated that the company will primarily be operated by Samantha Ford and David Stever..


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

BASIS OF PRESENTATION

The following discussion and analysis is based on our Financial Statements for the years ended December 31, 2005 and 2004 and for the six months ended June 30, 2006 of A.G. Volney Center Inc. All significant amounts have been eliminated. In the opinion of management, the audited financial statements presented herein reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation. Interim results are not necessarily indicative of results to be expected for the entire year.

We prepare our financial statements in accordance with generally accepted accounting principles, which require that management make estimates and assumptions that affect reported amounts. Actual results could differ from these estimates.

Certain of the statements contained below are forward-looking statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements.

We have had only limited operations since our renewal in July 2003. We have limited assets of $7,344 most of which is cash from the proceeds of common stock issuances to shareholders.

We have dedicated time to initiating contacts and developing relationships with various entities which purchase factory overruns from manufacturers and distressed merchandise from retailers at a discount. Our goal has been to seek merchandise/inventory that is both high quality and below existing wholesale prices. For the following twelve months, Management intends to

* aggressively pursue these relationships in an effort to acquire high quality merchandise overruns and distressed merchandise for immediate resale to retailers; we will attempt to develop these relationships in the Eastern US, primarily in New York, Pennsylvania and New England; we intend to resell this merchandise in the Eastern US, primarily in New York.

* to purchase such merchandise at quantities and at prices that will average approximately 30% of the standard wholesale cost for such product in the industry; we hope to resell our merchandise for an approximate 50% profit to us.

* pursue some limited retail sales on a "test the market" basis

* limit overhead by (a) paying a rental fee of zero to David Stever for use of an office in his home; (b) by limiting payroll and administrative expenses and
(c) by the use sales incentives bonuses of 2.5% of net profits to two of our officers each month.


YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

REVENUES

Our total revenue remained at zero from the year ended December 31, 2004 through the year ended December 31,2005. There has not been any revenue generated since the inception of the company, through December 31, 2005.

COSTS OF SALES

Our overall cost of sales remained at zero from the year ended December 31, 2004 through the year ended December 31,2005. There have not been any costs of sales generated since the inception of the company, through December 31,2005

OPERATION AND ADMINISTRATIVE EXPENSES

Operating Expenses decreased by $1,644 or approximately 87% less than the same period in 2004. This decrease in operating expense is a direct result of management's ongoing efforts to cut expenses and run the company as efficiently as possible. Professional fees decreased by $1500 over 2004. These are fees we pay accountants throughout the year for performing various tasks. Outside service expense remained the same. General and Administrative expenses, made up primarily of Office expense and Postage and Delivery expense, decreased by $144 over 2004. The bulk of the expense in 2004 was used for accounting services.

FOR THE SIX MONTHS ENDING JUNE 30, 2006 COMPARED TO THE SIX MONTHS ENDING JUNE 31, 2005

REVENUES

Our total revenue increased by $473. Total revenue for the six months ending June 30, 2006 was $473, compared to $0 in total revenue in the six months ended June 30, 2005. There were no previous sales of merchandise to compare in 2005 for a percentage of increase. This increase was attributable to the sale of merchandise held in inventory accomplished through more aggressive and innovative selling techniques.

COSTS OF SALES

Our overall cost of sales increased by $326. Total cost of sales for the six months ending June 30, 2006 was $326, compared to $0 in cost of sales in the six months ending June 30, 2005. There was no previous sales cost of merchandise to compare in 2005 for a percentage of increase. This increase was a direct effect of revenue through the sale of goods held in inventory that was not previously done.

OPERATION AND ADMINISTRATIVE EXPENSES

Operating expenses increased $1,756 or approximately nine times the amount over the same period in 2005. Professional fees increased by $1,423 over 2005. These are fees we pay to accountants and attorneys throughout the year for performing various tasks. Expenses for Outside Services increased by $52 over 2005. These are fees the Company pays to an outside company to maintain the required fees and paperwork to remain incorporated. The General and Administrative expenses, primarily made up of Office expense and Postage and Delivery expense had an increase of $281 when compared to the same period ending June 30, 2005. This increase was due to the Company becoming more active in its' business pursuits.

GOING CONCERN QUALIFICATION

In their Independent Auditor's Report for the fiscal year ending December 31, 2005, Robison, Hill & Co. states that we have incurred annual losses since their inception raising substantial doubt about our ability to continue as a going concern

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of liquidity has been cash from the sale of common stock and borrowing from a shareholder. As of June 30, 2006, we have a note payable to Joseph C. Passalaqua in the amount $50.

RISKS ASSOCIATED WITH OUR BUSINESS

In addition to the other information in this report, the following risks should be considered carefully in evaluating our business and prospects:

UNLESS WE CAN REVERSE OUR HISTORY OF LOSSES, WE MAY HAVE TO DISCONTINUE OPERATIONS.

If we are unable to achieve or sustain profitability, or if operating losses increase in the future, we may not be able to remain a viable company and may have to discontinue operations. Our expenses have historically exceeded our revenues and we have had losses in all fiscal years of operation, including those in fiscal years 2004 through 2005, and the losses are projected to continue in 2006. Our net losses were $1,717 and $412 for fiscal years ended 2004, 2005, respectively. We have been concentrating on the development of our products, services and business plan. Our management believes that we can be profitable and that our business plan will be successful; however, there is no assurance that we will be successful in implementing our business plan or that we will be profitable now or in the future.

WE MAY NOT SUCCEED OR BECOME PROFITABLE.

We will need to generate significant revenues to achieve profitability and we may be unable to do so. Even if we do achieve profitability, we may not be able to sustain or increase profitability in the future. We expect that our expenses will continue to increase and there is no guarantee that we will not experience operating losses and negative cash flow from operations for this fiscal year or for the foreseeable future. If we do not achieve or sustain profitability, then we may be unable to continue our operations.

WE WILL NEED ADDITIONAL CAPITAL FINANCING IN THE FUTURE.

We may be required to seek additional financing in the future to respond to increased expenses or shortfalls in anticipated revenues, accelerate product development and deployment, respond to competitive pressures, develop new or enhanced products, or take advantage of unanticipated acquisition opportunities. We cannot be certain we will be able to find such additional financing on reasonable terms, or at all. If we are unable to obtain additional financing when needed, we could be required to modify our business plan in accordance with the extent of available financing.

IF WE ENGAGE IN ACQUISITIONS, WE MAY EXPERIENCE SIGNIFICANT COSTS AND DIFFICULTY ASSIMILATING THE OPERATIONS OR PERSONNEL OF THE ACQUIRED COMPANIES, WHICH COULD THREATEN OUR FUTURE GROWTH.

If we make any acquisitions, we could have difficulty assimilating the operations, technologies and products acquired or integrating or retaining personnel of acquired companies. In addition, acquisitions may involve entering markets in which we have no or limited direct prior experience. The occurrence of any one or more of these factors could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, pursuing acquisition opportunities could divert our management's attention from our ongoing business operations and result in decreased operating performance. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities in future acquisitions. The issuance of equity securities would dilute our existing stockholders.

IF WE CANNOT ATTRACT, RETAIN, MOTIVATE AND INTEGRATE ADDITIONAL SKILLED PERSONNEL, OUR ABILITY TO COMPETE WILL BE IMPAIRED.

Many of our current and potential competitors have more employees than we do. Our success depends in large part on our ability to attract, retain and motivate highly qualified management and technical personnel. We face intense competition for qualified personnel. The industry in which we compete has a high level of employee mobility and aggressive recruiting of skilled personnel. If we are unable to continue to employ our key personnel or to attract and retain qualified personnel in the future, our ability to successfully execute our business plan will be jeopardized and our growth will be inhibited.

BECAUSE OUR OFFICERS AND DIRECTORS ARE INDEMNIFIED AGAINST CERTAIN LOSSES, WE MAY BE EXPOSED TO COSTS ASSOCIATED WITH LITIGATION.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional un-reimbursable costs, including legal fees. Our articles of incorporation and bylaws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

WE WILL DEPEND ON OUTSIDE MANUFACTURING SOURCES AND SUPPLIERS.

We may contract with third party manufacturers to produce our products and we will depend on third party suppliers to obtain the raw materials necessary for the production of our products. We do not know what type of contracts we will have with such third party manufacturers and suppliers. In the event we outsource the manufacture of our products, we will have limited control over the actual production process. Moreover, difficulties encountered by any one of our third party manufacturers, which result in product defects, delayed or reduced product shipments, cost overruns or our inability to fill orders on a timely basis, could have an adverse impact on our business. Even a short-term disruption in our relationship with third party manufacturers or suppliers could have a material adverse effect on our operations. We do not intend to maintain an inventory of sufficient size to protect ourselves for any significant period of time against supply interruptions, particularly if we are required to obtain alternative sources of supply.


OUR STOCK PRICE MAY BE VOLATILE.

The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

o        Variations in our quarterly operating results;

o Changes in financial estimates of our revenues and operating results by securities analysts;

o        Changes in market valuations of telecommunications equipment companies;

o Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

o        Additions or departures of key personnel;

o        Future sales of our common stock;

o Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;

o        Commencement of or involvement in litigation.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities issued by wholesale companies and that often has been unrelated or disproportionate to the operating results of those companies. These broad market fluctuations may adversely affect the market price of our common stock.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK.

We have not paid any dividends on our Common Stock since inception and do not anticipate paying any dividends on our Common Stock in the foreseeable future. Instead, we intend to retain any future earnings for use in the operation and expansion of our business.

IF WE ARE SUBJECT TO SEC REGULATIONS RELATING TO LOW-PRICED STOCKS, THE MARKET FOR OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

The Securities and Exchange Commission has adopted regulations concerning low-priced (or "penny") stocks. The regulations generally define "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Our stock is currently classified as a penny stock.

The penny stock regulations require that broker-dealers, who recommend penny stocks to persons other than institutional accredited investors make a special suitability determination for the purchaser, receive the purchaser's written agreement to the transaction prior to the sale and provide the purchaser with risk disclosure documents that identify risks associated with investing in penny stocks. Furthermore, the broker-dealer must obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules.

The additional burdens imposed upon broker-dealers by these penny stock requirements may discourage broker-dealers from effecting transactions in the common stock, which could severely limit the market liquidity of our common stock and our shareholders' ability to sell our common stock in the secondary market.

WE LACK OPERATING HISTORY

We have no operating history so it will be difficult for you to evaluate an investment in our common stock.

We were formed in 1997 as a vending machine business under the name of Lottlink Technologies, Inc. but did not commence business at that time. Our business activities have been limited to amending the Articles of the Corporation on July 29, 2003 to amend the corporate name to A. G. Volney Center, Inc., and contacting companies that acquire and warehouse inventory from factory overruns and retailers with overstocks in New York, Pennsylvania, Vermont and Ohio. There is no assurance that we will be successful in acquiring factory overruns or overstock merchandise for sale at discount prices.

We do not have an established source of revenue sufficient to cover our operating costs to allow us to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to successfully compete, operate profitably and/or raise additional capital through other means.

We expect to generate losses until such time as merchandise from manufacturers or retailers with overruns are located and product is sold to retailers and wholesalers. We may also need additional funding which may not be available when needed. Also, if we are able to raise additional funds and we do so by issuing equity securities, you may experience significant dilution of your ownership interest and holders of these securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. In this case, the value of your investment could be reduced.

OUR OFFICERS AND DIRECTORS LACK SALES EXPERIENCE

Our current officers and directors have substantial experience in retail but not wholesale sales:

Samantha M. Ford, an officer and director, has approximately two years experience in sales as an associate in a major retail chain and two years experience as an assistant manager at a Thrift Store. However, her experience is limited, and she has no experience in discount or overrun merchandise.

David F. Stever, an officer and director, spent twelve years in customer service and sales with Allegheny Airlines, the last six years in a supervisory capacity. He subsequently formed and ran a travel company which required substantial negotiation of bulk purchases and sales as well as individual travel plans.

John J. Connelly is a real estate developer in Bradington, Florida and will not be employed full time by the Company.

The amount of time officers and directors have to devote to our business may be limited.

We will encounter substantial competition

The discount market for wholesale and retail merchandise is highly competitive and involves a high degree of risk and there is no assurance that we will be able to operate profitably. In the retail segment of our business, which will be minimal, we will experience substantial competition with other entities such as Dollar Discounts, All-A-Dollar and Discount Houses in the sale and marketing of merchandise all of which have greater name recognition and experience.


ITEM 3. DESCRIPTION OF PROPERTY.

At the present time we have no property. The operations of this company are located at 124 Lincoln St. South Liverpool, NY 13088.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     (1)                  (2)                     (3)                   (4)
Title of Class     Name and Address of     Amount and Nature of     Percent of
                    Beneficial Owner         Beneficial Owner          Class
-------------------------------------------------------------------------------

Common  Carl E. Worboys      Shareholder       6,000,000 shares      41.96%

Common  Joseph C. Passalaqua Shareholder       6,000,000 shares      41.96%

Common  David F. Stever      Officer/President   400,000 shares        2.8%

Common  Samantha Ford        Officer/Secretary   400,000 shares        2.8%
                             Treasurer

Common  John Connelly        Director            400,000 shares        2.8%


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.



                                                            Year First
                                                            Became
Name                   Age       Position with Company      a Director
----                   ---       ---------------------      ----------
David F. Stever        63       Director, President, CEO    July 2003

Samantha M. Ford       25       Director, Secretary/        July 2003
                                Treasurer

John J. Connelly       60       Director                    July 2003

RESUMES

Samantha M. Ford, an officer and director, has approximately two years experience as an associate in a major retail chain and two years experience as an assistant manager at a Thrift Store. She has bookkeeping and sales experience in the retail trade business.

David F. Stever, an officer and director, spent twelve years in customer service and sales with Allegheny Airlines, and the last six years in a supervisory capacity. He subsequently formed and ran a travel company which required substantial negotiation of bulk purchases and sales as well as individual travel plans.

John J. Connelly, a director, is a graduate of Boston College and has been active in the music industry and publishing business. He currently manages, develops and rehabilitates housing units in Bradington, Florida and will not be employed full time by the Company.

ITEM 6. EXECUTIVE COMPENSATION.

David F. Stever and Samantha M. Ford were issued 400,000 shares of common stock respectively at a deemed price of $0.001 per share in consideration for their services in organizing and managing our initial corporate effort and for acting as officers.

No other compensation has been awarded to, earned by or paid to our officers. Management has agreed to act with out compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations. As of the date of this registration statement, we have no funds available to pay officers or directors. Further, our officers and directors are not accruing any compensation pursuant to any agreement with us.


                           SUMMARY COMPENSATION TABLE

                                      FISCAL                            OTHER

NAME AND PRINCIPAL POSITION         YEAR PAID    SALARY    BONUS    COMPENSATION

David F. Stever, President                N/A       -0-      -0-       $400.00

Samantha M. Ford, Secretary/Treasurer     N/A       -0-      -0-       $400.00


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Except as set forth below, no transactions have occurred since the beginning of the Company's last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5 % of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest:

We issued 400,000 common shares each to David F. Stever and Samantha M. Ford at a deemed price of $0.001 per share on July 31, 2003. These shares were issued to Mr. Stever and Ms. Samantha in consideration for their services in organizing our company, acting as officers and building our business plan.

On July 31, 2003 , we issued John J. Connelly 400,000 common shares at a deemed price of $0.001 per share, in consideration for his services as director and building our business plan.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

We are authorized to issue 25,000,000 shares of Common Stock, with a par value of $0.001. There are 14,300,000 shares of Common Stock issued and outstanding, which are held by 16 shareholders as of the date of this registration statement. All shares of common stock have one vote per share on all matters including election of directors, without provision for cumulative voting. The common stock is not redeemable and has no conversion or preemptive rights. The common stock currently outstanding is validly issued, fully paid and non- assessable. In the event of liquidation of the company, the holders of common stock will share equally in any balance of the company's assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. The holders of common stock of the company are entitled to equal dividends and distributions per share with respect to the common stock when, as and if, declared by the board of directors from funds legally available.

PREFERRED STOCK

There are not any shares authorized or issued of Preferred Stock.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

There is no public trading market for our company's stock. There are approximately 16 stockholders. As of today, we have not declared any cash dividends on our common stock. We currently intend to retain our earnings, if any, to finance the expansion of the business and for general corporate purposes and we do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any future dividends will be at the discretion of the board of directors, after taking into account various factors, including among others, operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect, the requirements of Delaware law, and any restrictions that may be imposed by our future credit arrangements.

ITEM 2. LEGAL PROCEEDINGS.

To the knowledge of management, there is no material litigation pending or threatened against the company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has retained the services of certified public accountants, Robison, Hill & Co. Our previous certified public accounting firm was not certified pursuant to the rules of the Security and Exchange Commission. There have been no disagreements with any accounting firm.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

Since inception, we have issued the following unregistered securities: During 2004, 100,000 shares of common stock were issued to, Craig Burton, as resident of New York; 500,000 shares of common stock were issued to Olde Monmouth Stock Transfer Co., operating in New Jersey; and 100,000 shares were issued to Florine Basile Jr., a resident of New York all in private placement. During 2005, 100,000 shares of common stock were issued to Donald and Laura Willis, both residents of New York; 100,000 shares of common stock were issued to Robert and Colleen Penfield, both residents of New York, in private placement. During 2006, 100,000 shares of common stock were issued to Damion Glushko a resident of Florida, in private placement. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation provide for indemnification to the full extent permitted by the laws of the State of Delaware for each person who becomes a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator, or intestate, is or was a director or officer of the corporation or served any other corporation of any type or kind, domestic or foreign in any capacity at the request of the corporation.



                            A.G. VOLNEY CENTER, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                       -:-

                          INDEPENDENT AUDITOR'S REPORT

                           DECEMBER 31, 2005 AND 2004

                                       AND

                                  JUNE 30, 2006
                                   (UNAUDITED)

                                    CONTENTS


                                                                          Page

Independent Auditor's Report..............................................F - 1

Balance Sheets
December 31, 2005 and 2004 and
June 30, 2006 (unaudited).................................................F - 3

Statements of Operations for the years ended
December 31, 2005 and 2004 and the six months
Ended June 30, 2006 (unaudited) and the cumulative period from
March 6, 1997 (inception) to December 31, 2005 and
June 30, 2006 (unaudited) ................................................F - 4

Statement of Stockholders' Equity
Since March 6, 1997 (inception) to December 31,2005 and
June 30, 2006 (unaudited).................................................F - 5

Statements of Cash Flows for years ended
December 31, 2005 and 2004 and the six months
Ended June 30, 2006 (unaudited) and the cumulative period from
March 6, 1997 (inception) to December 31, 2005 and
June 30, 2006 (unaudited) ................................................F - 6

Notes to Financial Statements.............................................F - 7

                          INDEPENDENT AUDITOR'S REPORT




A. G. Volney. (A Development Stage Company)


         We have audited the accompanying balance sheets of A.G. Volney Center, Inc. (a development stage company) as of December 31, 2005, and 2004, and the related statements of operations and cash flows for the years ended December 31, 2005 and 2004, and the cumulative since March 6, 1997 (inception) to December 2005, and the statement of stockholders' equity since March 6, 1997 (inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.G. Volney Center, Inc. (a development stage company) as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, and the cumulative since March 6, 1997 (inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty




                                                    Respectfully submitted,


                                                    /s/ Robison, Hill & Co.
                                                    Certified Public Accountants
Salt Lake City, Utah
October 3, 2006

                             AG VOLNEY CENTER, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                                                               (Unaudited)
                                                                                 June 30,              December 31,
                                                                                  2006             2005            2004
                                                                              --------------   -------------   -------------
ASSETS
  Current Assets:
    Cash                                                                            $ 5,935          $5,304          $5,338
    Accounts Receivable                                                                 109               -               -
    Inventory (at lower of FIFO cost or market)                                       1,300           1,626               -
                                                                              --------------   -------------   -------------

  Total Current Assets                                                                7,344           6,930           5,338
                                                                              --------------   -------------   -------------

TOTAL ASSETS                                                                        $ 7,344          $6,930          $5,338
                                                                              ==============   =============   =============

LIABILITIES & EQUITY
  Current Liabilites:
    Accounts Payable                                                                $ 1,189             $ -             $ -
    Sales Tax Payable                                                                    31               -               -
    Shareholder Loan                                                                     50              50              50
    Interest Payable                                                                     18               9               5
                                                                              --------------   -------------   -------------

  Total Current Liabilities                                                           1,288              59              55
                                                                              --------------   -------------   -------------

  Total Liabilities                                                                   1,288              59              55
                                                                              --------------   -------------   -------------

  Stockholder's Equity
    Common Stock- $.001 par value; 25,000,000
      shares authorized; 14,300,000, 14,200,000 and 14,000,000
      shares outstanding as of June 30, 2006, December 31,2005,
      and December 31,2004 respectively                                              14,300          14,200          14,000
    Additional Paid-In Capital                                                        9,000           8,100           6,300
    Deficit Accumulated During the Development Stage                                (17,244)        (15,429)        (15,017)
                                                                              --------------   -------------   -------------

  Total Stockholder's Equity                                                          6,056           6,871           5,283
                                                                              --------------   -------------   -------------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                          $ 7,344          $6,930          $5,338
                                                                              ==============   =============   =============

    The accompanying notes are an integral part of these financial statements

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS

                                                                                                            Cumulative
                                                                                                              Since
                                             (Unaudited)                                                     March 6,
                                              For Six                         For the Year                     1997
                                            Months Ended                         Ended                    (Inception of
                                               June 30,                       December 31,                 Development
                                        2006             2005             2005             2004               Stage)
                                    --------------   --------------   --------------   --------------   -------------------
Revenues:
Sales Revenue                               $ 473              $ -              $ -              $ -  #              $ 473
Less: Cost of Goods Sold                     (326)               -                -                -                  (326)
                                    --------------   --------------   --------------   --------------   -------------------
Gross Profit                                  147                -                -                -                   147
                                    --------------   --------------   --------------   --------------   -------------------

EXPENSES:
General and Administrative                    329               57               82              227                   638
Professional Fees                           1,423                -                -            1,500                 2,923
Organizational Costs                            -  -             -                -                -                13,300
Outside Services                              201              149              149              149                   499
                                    --------------   --------------   --------------   --------------   -------------------
Total Expenses                              1,953              206              231            1,876                17,360
                                    --------------   --------------   --------------   --------------   -------------------


                                    --------------   --------------   --------------   --------------   -------------------
Operating Income (loss)                    (1,806)            (206)            (231)          (1,876)              (17,231)
                                    ==============   ==============   ==============   ==============   ===================

Other (Expense) Income
Interest, Net                                  (9)               -               (5)             296                   282
                                    --------------   --------------   --------------   --------------   -------------------

Net Loss Before Taxes                      (1,815)            (206)            (236)          (1,580)              (16,913)
                                    --------------   --------------   --------------   --------------   -------------------

Franchise Tax                                   -             (141)            (176)            (137)                 (313)

                                    --------------   --------------   --------------   --------------   -------------------
Net Income (Loss)                        $ (1,815)          $ (347)          $ (412)        $ (1,717)            $ (17,226)
                                    ==============   ==============   ==============   ==============   ===================

Basic & Diluted Loss per Share                $ -              $ -              $ -              $ -
                                    ==============   ==============   ==============   ==============

Weighted Average Shares
Outstanding                            14,276,000       14,000,000       14,036,000       13,886,000
                                    ==============   ==============   ==============   ==============


    The accompanying notes are an integral part of these financial statements

                            A. G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                             Deficit
                                                                                           Accumulated
                                                                                              Since
                                                                                             March 6,
                                                                                              1997
                                                                                          Inception of
                                                 Common Stock             Paid in          Development
                                           Shares         Par Value       Capital             Stage
                                        -------------   --------------   -------------  ------------------
Balance at March 6, 1997 (Inception)      12,100,000         $ 12,100             $ -                 $ -

Net Loss                                          -                -               -              (12,100)
                                        -------------   --------------   -------------  ------------------

Balance at December 31, 1997             12,100,000           12,100               -              (12,100)
                                        -------------   --------------   -------------  ------------------

Balance at December 31, 2002              12,100,000           12,100               -             (12,100)

Stock issued for Services                  1,200,000            1,200               -                   -

Net Loss                                          -                -               -               (1,200)
                                        -------------   --------------   -------------  ------------------

Balance at December 31, 2003              13,300,000           13,300               -             (13,300)

Stock issued for Cash, February 26, 2004     100,000            1,000             900                   -

Stock issued for Cash, March 02, 2004        500,000            5,000           4,500                   -

Stock issued for Cash, March 12, 2004        100,000            1,000             900                   -

Net Loss                                          -                -               -               (1,717)
                                        -------------   --------------   -------------  ------------------

Balance at December 31, 2004              14,000,000           14,000           6,300             (15,017)

Stock issued for Cash, October 23, 2005      100,000              100             900                   -

Stock issued for Cash, October 31, 2005      100,000              100             900                   -

Net Loss                                          -                -               -                 (412)
                                        -------------   --------------   -------------  ------------------

Balance at December 31, 2005              14,200,000           14,200           8,100             (15,429)

Stock issued for Cash, February 13, 2006     100,000              100             900                   -

Net Loss                                           -                -               -              (1,815)
                                        -------------   --------------   -------------  ------------------

Balance at June 30, 2006 (Unaudited)      14,300,000         $ 14,300         $ 9,000           $ (17,244)
                                        =============   ==============   =============  ==================



      The accompanying notes are an integral part of these financial statements

                            A.G. VOLNEY CENTER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS

                                                                                                              Cumulative
                                                                                                                Since
                                            (Unaudited )      (Unaudited )                                     March 6,
                                              For Six           For Six        For the Year   For the Year       1997
                                            Months Ended      Months Ended       Ended          Ended        Inception of
                                             June 30,          June 30,        December 31,   December 31,   Development
                                               2006              2005            2005            2004           Stage
                                          ----------------  ----------------  ------------   -------------  ---------------
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net Loss                                         $ (1,815)           $ (347)       $ (412)       $ (1,717)       $ (17,244)
Stock Issued for Orginizational Costs                   -                 -             -               -           13,300
(Increase) Decrease in Accounts Receivable           (109)                -             -               -             (109)
(Increase) Decrease in Inventory                      326                 -        (1,626)              -           (1,300)
Increase (Decrease) in Accounts Payable             1,189                 -             -               -            1,189
Increase (Decrease) in Sales Tax Payable               31                 -             -               -               31
Increase (Decrease) in Accrued Interest                 9                 -             4               5               18
                                          ----------------  ----------------  ------------   -------------  ---------------
Net Cash Used in Operating Activities                (369)             (347)       (2,034)         (1,712)          (4,115)
                                          ----------------  ----------------  ------------   -------------  ---------------

CASH FLOWS FROM INVESTING
ACTIVITIES
Net Cash Provided by Investing Activities               -                 -             -               -                -
                                          ----------------  ----------------  ------------   -------------  ---------------

CASH FLOWS FROM FINANCING
ACTIVITIES:
Common Stock Issued for Cash                        1,000                 -         2,000           7,000           10,000
Proceeds from  Shareholder Loan                         -                 -             -              50               50
                                          ----------------  ----------------  ------------   -------------  ---------------
Net Cash Provided by Financing Activities           1,000                 -         2,000           7,050           10,050
                                          ----------------  ----------------  ------------   -------------  ---------------

Net (Decrease) Increase in
  Cash and Cash Equivalents                           631              (347)          (34)          5,338            5,935
Cash and Cash Equivalents
  at Beginning of Period                            5,304             5,338         5,338               -                -
                                          ----------------  ----------------  ------------   -------------  ---------------
Cash and Cash Equivalents
  at End of Period                                $ 5,935           $ 4,991       $ 5,304         $ 5,338          $ 5,935
                                          ================  ================  ============   =============  ===============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
-------------------------------------------------
Cash paid during the year for:
Interest                                              $ -               $ -           $ -             $ -              $ -
Franchise Taxes                                       $ -            $ (141)       $ (176)         $ (137)          $ (313)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Stock Issued for Services                             $ -               $ -           $ -             $ -         $ 13,300

    The accompanying notes are an integral part of these financial statements

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                   (References to June 30, 2006 are Unaudited)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

         The accompanying financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that A.G. Volney Center, Inc. (hereto referred to as the "Company") will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

         Several conditions and events cast doubt about the Company's ability to continue as a "going concern." The Company has had no activity for the year ended December 31, 2005 and December 31, 2004, has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in finding a merger candidate and the pursuit of business opportunities.

         These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful. If the Company were unable to continue as a "going concern," then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Interim Reporting

         The unaudited financial statements as of June 30, 2006 and for the six month period then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the six months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

Organization and Basis of Presentation

         The Company was incorporated under the laws of the State of Delaware on March 6, 1997 under the name Lottlink Technologies, Inc. On July 29, 2003 the Articles of Incorporation were amended to change the Company's name to A.G. Volney Center, Inc. The Company is to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition, or other business combination with a domestic or foreign private business. Since March 6, 1997, the Company is in the development stage, and has not commenced planned principal operations. The Company has a December 31 year end.

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                   (References to June 30, 2006 are unaudited)
                                   (Continued)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN (Continued)

Nature of Business
The Company was formed for the purpose of acquiring products from manufacturers (factory overruns) and retailers (overstocks) and marketing the lower priced merchandise to the retail public and wholesalers. It is anticipated that we can sell the products at a substantial discount below wholesale prices for similar products.

Our principal executive offices are located at 124 Lincoln Ave. South Liverpool, NY 13088. Our telephone number is (315) 703-9012.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         This summary of accounting policies for A.G. Volney Center, Inc. (a development stage company) is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss per Share

Basic loss per share has been computed by dividing the loss for the year applicable to the common stockholders' by the weighted average number of common shares outstanding during the years. There were no common equivalent shares outstanding at December 31, 2005 and 2004.

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                   (References to June 30, 2006 are unaudited)
                                   (Continued)


Income Taxes

         The Company accounts for income taxes under the provisions of SFAS No.109, "Accounting for Income Taxes." SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.


 NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Inventories

         Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis and market based upon the replacement cost or realizable value. Inventories consisted of the following amounts.


                 (Unaudited)
                   June 30,               December 31,
                    2006             2005            2004
               ---------------  ---------------  --------------

Candles               $ 1,300          $ 1,626             $ -
               ---------------  ---------------  --------------

Total                 $ 1,300          $ 1,626             $ -
               ===============  ===============  ==============


NOTE 3 - INCOME TAXES

         The Company has a net operating loss for income taxes. Due to the regulatory limitations in utilizing the loss, it is uncertain whether the Company will be able to realize a benefit from these losses. Therefore, a deferred tax asset has not been recorded. There are no significant tax differences requiring deferral.

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                   (References to June 30, 2006 are unaudited)
                                   (Continued)

NOTE 4 - DEVELOPMENT STAGE COMPANY

         The Company has not begun principal operations and as is common with a development stage company, the Company will have recurring losses during its development stage. The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 5 - COMMITMENTS

         As of December 31, 2005, all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 6 - RELATED PARTY TRANSACTIONS

         As of December 31, 2004, Joseph C. Passalaqua, a shareholder, has loaned the Company $50. This loan is payable on demand and carries an interest rate of 10%.

         During 2003, the Company issued 400,000 shares to David F. Stever, President of the Company/ Director, for services rendered.

         During 2003, the Company issued 400,000 shares to Samantha Ford, Secretary of the Company/ Director, for services rendered.

         During 2003, the Company issued 400,000 shares to John J. Connolly, Director of the Company, for services rendered.

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                   (References to June 30, 2006 are unaudited)
                                   (Continued




NOTE 7- COMMON STOCK TRANSACTIONS

         On March 06, 1997, the Company issued 1,210 shares of no par common stock for services. Shares were valued at $10 per share.

         On April 7, 1997, the Board of Directors amended the Certificate of Incorporation by changing the total authorized stock to 25 million shares with a par value of. $.001 per share. This Amendment was not filed or effective until July 29, 2003.

         On July 29, 2003, the Board of Directors authorized a 10,000 for 1 forward stock split.

         On July 31, 2003, the Company issued 1,200,000 shares to the Directors of the Company for services rendered. Shares were issued for $.01 per share

         On February 26, 2004, the Company issued 100,000 shares of common stock for cash. Shares were issued for $.01 per share

         On March 02, 2004, the Company issued 500,000 shares of common stock for cash. Shares were issued for $.01 per share

         On March 12, 2004, the Company issued 100,000 shares of common stock for cash. Shares were issued for $.01 per share

         On October 23, 2005, the Company issued 100,000 shares of common stock for cash. Shares were issued for $.01 per share.

         On October 31, 2005, the Company issued 100,000 shares of common stock for cash. Shares were issued for $.01 per share.

         On February 13, 2006, the Company issued 100,000 shares of common stock for cash. Shares were issued for $.01 per share.

                                    PART III

The following exhibits required by Item 601 of Regulation S-B are attached.


EXHIBIT
NUMBER                      DESCRIPTION
------                      -----------
3.1               Articles of Incorporation
3.2               Certificate of Renewal and Revival of Certificate of
                  Incorporation
3.3               Certificate of Amendment of Certificate of Incorporation
3.4               By-Laws
4                 Specimen Share Certificate for Common Shares


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

A. G. VOLNEY CENTER, INC.



BY:      /S/ DAVID F. STEVER                     DATE: OCTOBER 17, 2006
   --------------------------------              ------------------------
         PRESIDENT


BY:      /S/ SAMANTHA M. FORD                    DATE: OCTOBER 17, 2006
   --------------------------------              ------------------------
         SECRETARY, TREASURER


BY:      /S/ JOHN J. CONNELLY                    DATE: OCTOBER 17, 2006
   --------------------------------              ------------------------
         DIRECTOR